UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

TABLE OF CONTENTS

Item	Page

Change in Registrant’s Certifying Accountant	1

Signatures	2

Exhibit Index

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Resulting from the combination of the certifying accountant

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (HKSE: 6128) and has its American Depositary Shares listed on the NYSE American (GRFX)

.

Based on information provided to the Company by its independent registered public accounting firm, Friedman LLP (“Friedman”), effective September 1, 2022, Friedman combined with Marcum LLP (“Marcum”). On December 15, 2022, the Audit Committee of the Company’s Board of Directors and the Company’s Board of Directors approved the engagement of Marcum Asia CPAs LLP (“Marcum Asia”), the successor in the combination of Friedman with Marcum, to serve as the independent registered public accounting firm of the Company which resulted in the approval of the dismissal of Friedman as the Company’s independent registered public accounting firm.

The services previously provided by Friedman are now provided by Marcum Asia.

The audit reports of Friedman on the consolidated financial statements of the Company for each of the fiscal years ended December 31, 2020 and 2021 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except for an explanatory paragraph in such reports regarding substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2020 and 2021 and through the subsequent interim period through December 15, 2022, there were (i) no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, except for an explanatory paragraph in such reports regarding substantial doubt about the Company’s ability to continue as a going concern, which, if not resolved to Friedman’s satisfaction, would have caused Friedman to make reference thereto in its report on the financial statements for such years, and (ii) no “reportable events” (as defined set forth in Item 16F(a)(1)(v) of Form 20-F).

In accordance with Item 16F(a)(3) of Form 20-F, the Company has provided Friedman with a copy of the foregoing disclosures and has requested that Friedman review such disclosures and provide a letter addressed to the Commission stating whether or not it agrees with the statements made herein.

Attached as Exhibit 16.1 is a copy of Friedman’s letter addressed to the Commission relating to the statements made by the Company in this Report on Form 6-K.

During the two fiscal years ended December 31, 2020 and 2021 and through the subsequent interim period to December 15, 2022, neither the Company nor anyone on its behalf consulted Marcum Asia, other than those professionals at Friedman, with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Marcum Asia concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement with Friedman (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: December 22, 2022

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